File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
     Form 20-F ☑          Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
     Yes ☐          No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______________.]

Table of Contents

Announcement for the change of the CPA firm and the CPAs	1

Signatures	2

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688                           Fax: +886 3 563 2888
http://www.macronix.com
Subject: Announcement for the Change of the CPA firm and the CPAs
Date of events : 2006/10/02
Contents:
1. Date of Board of directors meeting approval : 2006/10/02
2. Name of the original accounting firm and name of the original CPA :
    Diwan, Ernst & Young
    Yeh, Hui-Shin
    Andrew Deng
3. Name of the new accounting firm and name of the new CPA :
    Deloitte & Touche
    Lin, Hung-Peng
    Huang, Shu-Chieh
4. Reason for the replacement : For business needs

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: October 3, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center